EXHIBIT (f)

Description of Queensland and

Queensland Treasury Corporation

QUEENSLAND TREASURY CORPORATION

In 1982 the Queensland Government established the Queensland Government Development Authority as a corporation sole constituted by the Under Treasurer pursuant to the Statutory Bodies Financial Arrangements Act 1982 to act as a central borrowing authority for the State. The powers of that statutory body were expanded in 1988 and the name changed to Queensland Treasury Corporation (“Corporation”) pursuant to the Queensland Treasury Corporation Act 1988 (the “Act”).

Under section 10 of the Act, the Corporation established the Queensland Treasury Corporation Capital Markets Board (the “Board”) to determine and implement ongoing strategies for capital market operations.

Under the Act, the Corporation has as its statutory objectives:

(a)	to act as a financial institution for the benefit of and the provision of financial resources and services to statutory bodies and the State;

(b)	to enhance the financial position of the Corporation, other statutory bodies and the State; and

(c)	to enter into and perform financial and other arrangements that in the opinion of the Corporation have as their objective:

(i)	the advancement of the financial interests of the State;

(ii)	the development of the State or any part thereof; or

(iii)	the benefit of persons or classes of persons resident in or having or likely to have an association with Queensland.

In furtherance of these objectives, the Act also provides that the Corporation has the following functions:

(a)	to borrow, raise or otherwise obtain financial accommodation in Australia or elsewhere for itself, statutory bodies or other persons;

(b)	to advance money or otherwise make financial accommodation available;

(c)	to act as a central borrowing and capital raising authority for the statutory bodies of the State;

(d)	to act as agent for statutory bodies in negotiating, entering into and performing financial arrangements;

(e)	to provide a medium for the investment of funds of the Treasurer, statutory bodies or any other persons; and

(f)	to manage or cause to be managed the Corporation’s financial rights and obligations.

As at 30 June 2008, the Corporation had a total of $49.915 billion in assets and $49.623 billion in liabilities compared to $40.612 billion in assets at 30 June 2007 and $40.239 billion in liabilities at 30 June 2007.

Organisation of Queensland Treasury Corporation

The present Under Treasurer of the State is Mr. Gerard P. Bradley.

The powers, functions and duties of the Under Treasurer have been delegated to the Board (Chairman: Sir Leo Hielscher). Members of the Board are appointed by the Governor in Council of the State and are not employees of the Corporation.

The Chief Executive of the Corporation is Stephen Rochester. The Organisation Management Team (“OMT”) comprises the Chief Executive and senior management. The OMT provides management oversight of the Corporation’s performance in implementing its strategic and corporate objectives outlined in Corporation’s strategic and corporate plan and manages human resource performance. The business address of the Corporation and the Board is Level 14, Queensland Minerals and Energy Centre, 61 Mary Street, Brisbane, Queensland.

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With respect to borrowings, the Corporation raises funds in domestic and international capital markets for on-lending to the State and Queensland’s statutory authorities including the State owned trading enterprises and local governments. At 30 June 2008, the total borrowings of the Corporation were $40.728 billion. This amount included overseas debt equivalent to $14.863 billion based on the prevailing rates of exchange at 30 June 2008. Included in these overseas borrowings were Australian dollar denominated borrowings of $14.325 billion raised in the Euro Australian dollar market. All foreign currency borrowings are fully hedged back to Australian dollars by way of cross currency swaps and exchange contracts.

The repayment of principal and the payment of interest on all Domestic A$ Bonds (which, for purposes of the Act and certain other purposes, have been and are identified as “Inscribed Stock”) issued by the Corporation is unconditionally guaranteed by the Treasurer on behalf of the Government of Queensland pursuant to section 32 of the Act. In relation to all other liabilities of the Corporation, section 33 of the Act provides that the Treasurer on behalf of the Government of Queensland may guarantee with the approval of the Governor in Council the performance of the Corporation’s obligations under any financial arrangements entered into by the Corporation. Pursuant to this provision, the Securities and all other public bond issues and commercial paper facilities undertaken by the Corporation have been guaranteed by the Treasurer.

The Corporation’s borrowing and lending functions are separated. This results in the Corporation borrowing in the markets in an orderly manner and, at the same time, reduces the likely negative impact on the Corporation’s interest rates of borrowing large amounts to meet funding requirements when funds are required by Government Bodies.

Surplus borrowings are held to manage the Corporation’s refinancing risk, the Corporation’s customers’ (ie. Government Bodies) interest rate risk, and to manage the Corporation’s liquidity risk. To ensure the Corporation has high levels of liquidity, these surpluses are held in funding pools with highly liquid investments being made with high quality credit counterparties.

The Government Bodies the Corporation lends to include Government departments, State owned trading enterprises, local governments and all statutory bodies. Under its lending arrangements, the Corporation has established a series of generic debt pools from which smaller Government Bodies access funds. Large Government Bodies utilise debt portfolios which have been specifically designed to meet their unique needs. Generally, Government Bodies make principal and interest payments. However, the State owned trading enterprises normally have constant debt/equity ratios and therefore make interest payments only or payments that ensure that appropriate debt/equity ratios are maintained. At 30 June 2008, loans to Government Bodies totalled $32.912 billion of which $16.971 billion was to State owned trading enterprises.

Section 15 of the Act provides that profits made by the Corporation shall accrue to the benefit of the State’s Consolidated Fund and any losses shall be the responsibility of the State’s Consolidated Fund.

The financial statements of the Corporation are comprised of an Income Statement, Balance Sheet, Cash Flow Statement, Statement of Changes in Equity and Notes to and forming part of the Financial Statements.

Enterprise Wide Risk Management

The Corporation has an established Enterprise Wide Risk Management program including Enterprise Wide Risk Management policies and procedures. As part of this Enterprise Wide Risk Management Program, the Corporation continues to monitor and manage its major risks. These risks have the potential to significantly impact the Corporation’s ability to fulfil its obligations under the bond facility, being (i) unable to access suitable funding markets when required and (ii) suffering a significant loss of capital.

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To offset the risks associated with the Corporation’s inability to access suitable funding markets when required, it holds significant levels of highly liquid surplus assets which can be readily liquidated if required. Included in these surplus assets are:

•	funds held on account of the Corporation borrowing in advance of requirement to fund the redemption of maturing debt and to fund the Queensland Public Sector’s debt financing requirements, and

•	funds held to manage the duration of our customer’s debt.

While the Corporation is not subject to the Bank of International Settlements, Basle II accord, its Board and the Corporation’s Middle Office monitor compliance with the Basle II accord. The most significant user of capital is credit risk. In this regard the Corporation has in place strict credit policies that, among other things:

•	limit the amount and term of counterparty exposure based on credit rating (both at an overall and maturity bucket level),

•	limit the exposure by country and industry sector,

•	limit the exposure to counterparties rated A- or better by Standard and Poor’s Rating Services, a division of the McGraw Hill Companies (or equivalent), and

•	provide a maximum percentage exposure for the various credit rating bands.

Cross Border Lease Transactions

The Corporation, on behalf of Government Bodies (“Queensland lessees”), has been an active participant in international asset financing transactions for many years, predominantly in the nature of cross border leasing transactions. The vast majority of cross border leases relate to rail and electricity assets.

Under the cross border lease transactions, QTC has assumed responsibility for a significant portion of the transaction risk. If certain events occur, QTC could be liable to make additional payments under the transactions. However, external advice and history to date indicate the likelihood of these events occurring is remote. The exposure is measured by the difference between the termination value of the leases and the market value of financial assets held to meet the future payment obligations under each lease (“strip loss”). The strip loss value which peaked at approximately $850 million at as 30 June 2007, is approximately $777 million at 30 June 2008 and falls progressively to zero over the remaining term of the leases by the year 2029.

QTC also has a contingent exposure to the financial assets purchased to meet the future payment obligations under each lease. This exposure is to the parties that have issued the financial instruments. Despite the current problems experienced due to the global credit crisis, the risk to QTC is considered low with approximately 93% of the defeasance asset exposure having a credit rating of AAA and the lowest rated entity having a credit rating of A+ representing only 1% of the total exposure.

The backing of the State of Queensland is a key part of cross border lease transactions. This is generally due to the fact that QTC or the public sector lessee represents the Crown in the right of the State of Queensland. For some cross border lease transactions, a separate State of Queensland guarantee has been provided. In any event, the State’s contingent exposure is, in all material respects, equivalent to the exposures described in the paragraphs above.

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QUEENSLAND

General

The State of Queensland (the “State” or “Queensland”) has the second largest land area of the six Australian States and the largest habitable area. It occupies the northeastern quarter of Australia, covering 1.7 million square kilometres, stretching from the sub-tropical and densely populated southeast to the tropical, sparsely populated Cape York Peninsula in the north. The State’s geography and climate are suitable for the production of a wide variety of agricultural products, the most important being meat, grains, sugar and wool. In addition, the State has extensive deposits of minerals (including large reserves of coal and one of the world’s largest known bauxite deposits), a diverse industrial base, well-developed ports and transportation systems and an educated workforce. A land transportation network of approximately 10,000 kilometers of railway lines and 182,000 kilometers of roads supports the development of the State’s resources.

Queensland is the third most populous State in Australia with a population of around 4.25 million persons, or 20.0% of Australia’s population at the end of March 2008. Approximately two-thirds of Queensland’s population lives in the Brisbane and Moreton region in the south-eastern corner of the State, an area with mild climate and a developed industrial base. The remainder of the State’s population is spread quite widely, making Queensland’s population the most dispersed of the Australian States.

Brisbane, the capital of Queensland, with its surrounding metropolitan area has approximately 1.86 million residents. There are nine other population centres in Queensland with over 50,000 residents.

Government of Queensland

The Commonwealth of Australia (“Australia” or the “Commonwealth”) was formed as a federal union on 1 January 1901, when the six British colonies of New South Wales, Victoria, Queensland, South Australia, Western Australia and Tasmania were united as States in a federation. In addition to the six States, Australia has a number of territories including the Northern Territory and the Australian Capital Territory which contains the nation’s capital of Canberra. The Commonwealth Parliament has power to legislate on specific matters of national interest, such as defence, external affairs, overseas and interstate trade and commerce, currency and banking. It also has exclusive power to impose customs and excise duties and power exercisable concurrently with the States to levy other forms of taxation. The State Parliaments retain powers over all matters other than those granted to the Commonwealth under the Constitution. State powers include control over education, public health, police and justice, transport, roads and railways, industry, mining and agriculture, public works, ports, forestry, electricity, gas, and water supply and irrigation.

While Queensland has autonomy and control in respect of those functions which are its constitutional responsibility, it forms a part of the Commonwealth and in many important respects its economic performance and prospects are closely interrelated with those of Australia as a whole. In particular, primary responsibility for overall economic management in Australia rests with the Commonwealth Government. For example, the Commonwealth Government has responsibility for monetary policy, national budget policy, fiscal policy, exchange rates and external policy. In addition, while most wage rates have been traditionally centrally determined through Federal and State conciliation and arbitration tribunals, legislation over the last decade underpins a move away from central wage fixation toward enterprise based agreements. This move is expected to make the labour market more flexible.

Legislative powers in Queensland are vested in the State Parliament, which consists of a single chamber, the Legislative Assembly, elected by the compulsory vote of all persons 18 years of age or over, for a term not exceeding three years.

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Following the most recent State election (September 2006), the Australian Labour Party again forms the current government of Queensland. The Premier is the Honourable Anna Bligh, who was sworn in on 13 September 2007 following the retirement of the Honourable Peter Beattie. Ms Bligh previously occupied the roles of Deputy Premier and Treasurer, and was nominated unopposed to succeed Mr Beattie.

The executive power of the State is formally exercised by the Governor of Queensland (the “Governor”), who is the representative of the Crown and is advised by the Executive Council. The Executive Council is comprised of the Governor and the Ministry. The Ministers are members of the party or coalition of parties which command the support of a majority in the Legislative Assembly. Including the Premier, there are at present a total of 18 Ministers. In practice, the executive power of the State is exercised by the Cabinet (which in Queensland, consists of all Ministers) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case federally, it is a well established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.

The authority of Queensland’s Parliament is required for the raising of all State revenues and for all State expenditures. The State’s accounts (including the accounts of the Corporation) are audited on a continuing basis by the State’s Auditor-General, who is an appointee of the Governor in Council and who reports annually to the Queensland Parliament on each year’s financial operations.

Each Minister is responsible to Parliament for the operation of one or more Government departments, as well as any associated statutory authorities. Departments are staffed by independent public servants with each department having a “permanent head” who is responsible for the financial administration of the funds provided by Parliament for use by that department.

The State judicial system operates principally through the Magistrates Court, the District Court, the Supreme Court and the Court of Appeal. The judiciary in Queensland is appointed by the Crown, as represented by the Governor, acting upon the advice of the Cabinet.

A number of separate entities have been established in Queensland under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as “Statutory Authorities”, “Statutory Bodies”, “Semi-Government Authorities”, “Local Authorities”, “Local Governments” or “public enterprises”.

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QUEENSLAND ECONOMY

Overview

Queensland has a well diversified economic base, with strong agricultural and mining sectors, an established manufacturing sector and a wide range of services, including a well-developed tourism sector and a fast developing business services sector.

Agriculture provided the original base for the development of the Queensland economy, with grains, wool and beef being the principal constituents. While these commodities remain important, they have been supplemented by a large range of other agricultural products, including sugar cane, tropical and citrus fruits, dairy products, vegetables, livestock and cotton.

Substantial mining of metals such as gold, copper, lead and zinc commenced early in the State’s history. Queensland’s Northwest Minerals Province is one of the world’s premier base metals and silver producing regions and ranks in the top ten in copper and zinc production. The State’s coal and bauxite reserves are among the largest in the world, and are generally of high grade and are easily accessible.

The acceleration of mineral production and processing during the early 1980s provided a significant stimulus for the expansion of the Queensland economy. Minerals processing was encouraged by the availability of economical electrical energy produced from extensive supplies of inexpensive coal. Further advancements underway include the development of alternate competitive energy sources such as natural gas and coal seam methane.

Historically, Queensland has not participated as extensively as other Australian States in the development of manufacturing industries. In particular, manufacturing industries in Queensland have developed to meet the internal requirements of the Queensland economy, supporting energy intensive mineral processing and agricultural industries. However, the manufacturing sector has, in recent years, diversified and expanded into higher value-added and high technology industries.

In the last 15 years, international tourism in Queensland has experienced rapid growth based on its many natural attractions, including the Great Barrier Reef, the Gold Coast, extensive beaches, island resorts and tropical rainforests.

Queensland has an extensive services sector initially developed to support the mining and agricultural sectors, but which now covers a diverse range of activities, including construction, wholesale and retail trade, communications, business and financial services, as well as those industries servicing the tourism sector.

There have been significant structural changes in the Queensland economy over the past 20 years with the mining and tertiary sectors growing strongly and the relative importance of the rural sector declining. In 2007-08, the rural sector accounted for approximately 2.8% of industry gross value added and 21.8% of the agricultural sector in Australia. The mining sector accounted for approximately 10.6% of industry gross value added in the State and 24.7% of mineral production in Australia. Meanwhile, the manufacturing sector accounted for approximately 9.6% of industry gross value added and 17.2% of the manufacturing sector in Australia. Finally, the tertiary sector accounted for approximately 77.0% of industry gross value added and 18.8% of the tertiary sector in Australia.

Economic Strategy

The Queensland Government (the “Government”) has taken a fundamental step in improving public transparency and accountability, with legislation requiring the preparation and tabling of a Charter of Social and Fiscal Responsibility (the “Charter”). The legislation governing the Charter requires the Government to announce its objectives and how it will achieve those objectives.

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Queensland’s first Charter under the legislation was tabled by the previous Premier and then Acting Treasurer in August 1999. The most recent Charter of Social and Fiscal Responsibility was tabled in April 2004, replacing the Charter previously tabled in 2001. The Charter outlines the Queensland Government’s commitment to delivering improved outcomes for the community, draws together the Government’s seven key policy priorities and its guiding financial principles, and details how the Government will report on delivering its commitments.

The key community outcomes sought by the Government as outlined in the Charter are:

•	A strong diversified economy;

•	A community of well-skilled and knowledgeable people;

•	Improved standard of living for all Queenslanders;

•	Safe and secure communities;

•	Healthy, active individuals and communities;

•	A fair, socially cohesive and culturally vibrant society;

•	A clean, liveable and healthy environment; and

•	Maintenance of the natural resource base.

In addition, the Government’s key fiscal objectives, as outlined in the Charter, are:

•	To maintain a competitive tax environment for business development and jobs growth by ensuring that State taxes and charges remain competitive with the other States and Territories.

•	To ensure that the Government’s level of service provision is sustainable by maintaining an overall General Government operating surplus, as measured in Government Finance Statistics terms.

•

Borrowings or other financial arrangements will only be undertaken for capital investments and only where these can be serviced within the operating surplus, consistent with maintaining a AAA credit rating.

•	To ensure that the State’s financial assets cover all accruing and expected future liabilities of the General Government sector.

•	To at least maintain and seek to increase Total State Net Worth.

The Queensland Government’s economic strategy is aimed at achieving these key social priorities and fiscal principles. The strategy is focused on raising the productive capacity of the State’s labour force and industries, given the importance of productivity in achieving sustainable economic growth, higher living standards and more employment opportunities—the key economic policy priorities of the State Government.

The rise in real incomes and employment generated by productivity growth also increases the tax revenue base available for Government, helping to address fiscal principles such as maintaining a competitive taxation environment and affordable service provision.

The economic strategy, by increasing real incomes and therefore taxation revenue, also allows the Government to more easily increase spending on education, crime and poverty prevention, cultural activities, regional development, health and aged care, and environmental protection—the other key social policy priorities outlined in the Charter.

The economic strategy complements sound economic fundamentals with a ‘Smart State’ strategy that fosters innovation and invests in human capital, as these are the main drivers of productivity growth in a modern diversified economy. In addition, the economic strategy’s focus on these drivers of growth will generate the higher rates of sustainable economic growth and living standards required to support the State’s strong population growth and, over the longer term, the ageing of the population.

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Economic Growth

A rebound in household consumption growth, driven by a reacceleration in house price growth and solid employment and wages growth, combined with an unprecedented investment program in the public and private sectors, saw the Queensland economy expand by 5.1% in 2007-08. This represented the twelfth consecutive year in which growth in Queensland has exceeded that nationally (3.7% in 2007-08). Queensland’s economic growth has been above the national average since 1990-91. Queensland’s real gross state product (GSP) has grown at an average annual rate of 4.9% over the last decade, 1.4 percentage points higher than that nationally (3.5%).

Real Economic Growth—Queensland and Australia, original CVM

(2002-03 to 2007-08)

Year	Queensland GSP		Australia GDP
	$ Billion(a)	% Change	$ Billion(a)	% Change
2002-03	159.3	5.2	878.3	3.2
2003-04	166.6	4.6	913.7	4.0
2004-05	177.1	6.3	939.7	2.8
2005-06	184.0	3.9	967.5	3.0
2006-07	194.3	5.6	999.7	3.3
2007-08	204.3	5.1	1,037.0	3.7

Note:
(a)	Chain volume measure (reference year 2005-06)
Source:	Queensland Treasury; Queensland State Accounts (June quarter 2008)

Major Economic Indicators

The following table lists selected major economic indicators for Queensland:

Queensland Major Economic Indicators

	2003-04	2004-05	2005-06	2006-07	2007-08
Overseas Merchandise Exports ($ billion)	20.8	27.0	36.1	36.2	35.9
Retail Turnover ($ billion)	34.3	36.0	37.7	40.6	44.4
Private Gross Fixed Capital Formation ($ billion)	36.6	40.4	46.8	54.2	59.9
Mineral Production ($ billion)	12.3	16.0	23.8	26.3	NA
Agricultural Production ($ billion)	7.7	8.3	8.7	9.5	9.0
Employment (‘000)(a)	1,843.2	1,939.9	2,007.2	2,099.8	2,158.1
Unemployment Rate (%)(a)	6.1	4.9	4.8	4.0	3.7
Increase in Consumer Prices (%)(a)	2.9	2.6	3.2	3.3	4.1
Average weekly ordinary time earnings ($)(a)	867.9	911.4	949.8	990.1	1043.8

Note:
(a)	Year-average
Note:	All monetary values are in current prices
NA:	Data not available
Source:	ABS 7111.0, Department of Mines and Energy, Department of Primary Industries and Fisheries, and Queensland Treasury

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Structure of the Queensland Economy

The following table shows the annual changes and contributions to growth in GSP/GDP in Queensland and Australia for 2006-07 and 2007-08.

Components of Economic Growth

(original, CVM (a))

	Queensland				Australia
	Annual Growth (%)		Contribution to GSP growth (% points)		Annual Growth (%)		Contribution to GDP growth (% points)
	2006-07	2007-08	2006-07	2007-08	2006-07	2007-08	2006-07	2007-08
Household consumption expenditure	3.7	4.8	2.1	2.6	4.0	3.9	2.3	2.2
Priv. gross fixed capital formation(c)	12.2	7.2	3.1	1.9	5.0	8.9	1.1	2.1
—Dwellings	8.6	-0.4	0.7	0.0	2.4	1.5	0.2	0.1
—Business Investment(c)	16.1	12.1	2.3	1.9	6.6	12.4	0.9	0.1
(i) Other buildings and structures(c)	20.1	8.3	1.2	0.6	11.4	11.9	0.7	0.7
(ii) Machinery and equipment(c)	13.1	15.1	1.1	1.3	3.0	12.9	0.2	1.0
—Ownership transfer costs	9.4	-1.6	0.2	0.0	-0.9	0.4	-0.4	0.2
Private final demand(b)(c)	6.4	5.6	5.2	4.6	4.3	5.4	3.4	4.3
Public final demand(b)(c)	9.9	10.7	2.2	2.4	4.2	4.3	1.1	1.1
Gross State/National Expenditure	7.2	7.1	7.5	7.5	4.4	5.6	4.6	5.7
Exports of goods and services	2.9	1.8	0.9	0.6	3.7	4.1	0.8	0.8
Imports of goods and services	8.0	8.0	-2.8	-2.9	8.9	12.2	1.9	-2.8
GSP/GDP	5.6	5.1	5.6	5.1	3.3	3.7	3.4	3.7

Notes:
(a)	Chain volume measure (reference year 2005-06)
(b)	Final demand constitutes final consumption expenditure plus gross fixed capital formation
(c)	Queensland data adjusted for asset sales but national data not adjusted, as information not available
Source:	Queensland Treasury, Queensland State Accounts

Key features are:

•

A rebound household consumption growth, driven by a reacceleration in house price growth and solid employment and wages growth, combined with an unprecedented investment program in the public and private sectors, saw the Queensland economy expand by 5.1% in 2007-08.

•	Slower exports growth and unchanged imports growth resulted in the detraction of net exports to growth widening to 2.3 percentage points in 2007-08.

•

Household consumption experienced strong growth in 2007-08, rising 4.8% in the year, higher than 3.7% growth in the previous year. This was the strongest growth recorded in the State since 2004-05, following the peak of the preceding housing boom, and above the 3.7% growth recorded in the rest of Australia.

•

Business investment continued to grow strongly, rising 12.1% in 2007-08. Significant momentum in the current investment cycle has been driven by a strong mining sector, a tight commercial property market and the strongest A$ in more than two decades.

•	Dwelling investment in Queensland fell by 0.4% in 2007-08, the first decline since the introduction of the GST in 2000-01. In the rest of Australia, dwelling investment increased 2.3% in 2007-08.

•

Reflecting the infrastructure needs of strong population growth and global demand for the States resources, public final demand in Queensland has grown at an above average rate in recent years. Public final demand grew by 10.7% in 2007-08.

•

Total export volumes from the State increased by 1.8% in 2007-08, largely due to a surge in base metal export volumes, reflecting mine expansions, refinery upgrades and a return to full production following maintenance work in 2006-07.

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Exports

Queensland is one of Australia’s major exporting states. The nominal value of Queensland’s overseas exports of goods and services in 2007-08 totalled $44.9 billion (up 1.7% from 2006-07). This was largely driven by a rise in overseas services exports, which more than offset a slightly fall in overseas exports of goods. The nominal value of Queensland’s goods exports fell 0.3%, with a decline in the value of rural exports and metalliferous ores exports more than offsetting increases in the export value of energy, non-ferrous metals, chemicals and machinery exports.

In 2007-08, the nominal value of rural exports (excluding sugar) decreased 4.5%. Sugar data are recorded as confidential for a period of six months following export. Following a very poor harvest in 2006-07, cereals exports rebounded 30.9% in 2007-08, owing to improved growing conditions in some areas of Queensland. An 8.6% decrease in the value of meat exports reflected beef producers choosing to re-build herds following a return toward normal seasonal conditions. Cotton production and exports in 2007-08, however, did not benefit from rainfall between late December 2007 and February 2008, as the majority of cotton in Queensland is planted before December.

Crude minerals exports fell by 0.4% in 2007-08. Coal, the largest component of this category, rose 1.0% to $13.1 billion in 2007-08. Coal production and export volumes were impacted by flooding in the Bowen Basin in early 2008. Further, coal contract prices were lower for much of 2007-08 compared with a year earlier. However, in April 2008, contract prices for thermal and coking coal more than doubled and tripled respectively, precipitating a sharp recovery in the value of Queensland’s coal exports in late 2007-08. In contrast, the value of metalliferous ores exports declined 7.5% over the year, with lower export prices more than offsetting a rise in volumes.

The nominal value of processed minerals and metals exports rose 12.7% in 2007-08, to $4.3 billion. This was largely due to a 13.4% rise in non-ferrous metals after higher export volumes more than offset lower global prices for most base metals. Other manufactures also increased in 2007-08, by 14.5% to $2.6 billion, mainly due to a 39.2% rise in chemicals exports and a 13.3% rise in machinery exports.

Overseas Exports of Goods and Services, Queensland

($ million at current prices)

Export Categories(a)	2005-06	2006-07	2007-08(p)
Rural
Meat	3,301.9	3,382.1	3,091.8
Textile fibres	703.7	519.6	318.3
Cereals	243.9	180.3	235.9
Fish and other seafood	194.4	192.4	162.2
Vegetables and fruits	238.5	312.8	326.4
Sugar and honey(b)	152.5	147.8	NA
Other rural	680.3	673.4	890.6
Total	5,515.2	5,408.5	5,137.3

Crude Minerals
Coal, coke and briquettes	14,513.1	12,992.0	13,119.7
Metalliferous ores	3,167.4	4,228.8	3,910.4
Petroleum and related products/materials	384.4	287.1	393.2
Other crude minerals	97.5	85.1	95.1
Total	18,162.4	17,593.0	17,518.3

Processed minerals and metals
Non-ferrous metals	2,862.0	3,480.9	3,948.8
Other processed minerals and metals	290.0	340.8	359.0
Total	3,152.0	3,821.7	4,307.9

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	2005-06	2006-07	2007-08(p)
Other manufactures
Chemicals and related products	423.1	395.8	550.9
Manufactured goods classified by material	254.4	279.1	269.1
Machinery	918.0	917.1	1,038.7
Transport equipment	372.1	355.5	403.9
Miscellaneous manufactures	325.1	363.8	384.7
Total	2,292.7	2,311.2	2,647.3

Manufactures (sum of processed minerals and metals and other)	5,444.7	6,133.0	6,955.2
Confidential and special	6,262.4	6,304.8	5,708.7
Total overseas exports of goods	35,384.7	35,439.2	35,319.5

Tourism	2,807	3,385	3,440
Other services	4,762	5,286	6,094
Total overseas exports of services	7,569	8,671	9,534

TOTAL OVERSEAS EXPORTS OF GOODS AND SERVICES	42,953.7	44,110.2	44,853.5

Notes:
(p)	Preliminary.
(a)	Based on the Standard International Trade Classification (SITC3).
(b)	Sugar and some coal data are confidential for Queensland for 2007-08. Sugar data for Australia are held as confidential and included in the ‘Confidential and Special items’ category. Sugar data are only released into the ‘Sugar’ category for Australia after a six month lag. As a result, estimates for ‘sugar and honey’ for Queensland in 2007-08 are included in the confidential items category for the year. In addition, some coal exports data (particularly pulverised coal injection coal) is confidentialised by the Australian Bureau of Statistics. These coal exports have been included in the ‘Confidential and Special items’ category since February 2002.
NA:	Data not available for the whole 2007-08 financial year.
Source:	ABS, unpublished foreign trade data, September 2008, Queensland State Accounts
Note:	Amounts have been rounded to the nearest hundred thousand. Consequently amounts may not add to rounded totals.

Queensland produces a wide variety of mineral and agricultural commodities for export. The development of large capacity port facilities has increased Queensland’s competitiveness in world markets and has improved access to significant Asian and European markets. Further planned expansions to port and rail infrastructure will facilitate exports growth.

Queensland exports to a range of overseas markets. Japan has been Queensland’s largest export market for the past decade and received 25.6% of the State’s merchandise exports in 2007-08. Other major export markets include the European Union (15.5%), South Korea (10.5%), India (8.2%), China (including Hong Kong) (7.7%), Taiwan (6.7%) and the United States of America (US) (3.5%).

Despite significant falls in the value of meat and metal ores exports, the share of Queensland’s merchandise exports destined for North Asia remained high, at 50.6% in 2007-08. Overall, the share and the absolute value of goods exports to China, India and Taiwan rose significantly over the five years to 2007-08. In 2007-08, exports to China (excluding Hong Kong), India and Taiwan accounted for 21.9% of the value of Queensland’s merchandise exports, compared with 14.9% in 2002-03. In value terms, exports to China, India and Taiwan rose on average by 18.5%, 19.8% and 20.1% per year respectively since 2002-03, supported by strong growth in coal exports. Meanwhile, exports to key markets in South Asia (excluding India) increased 8.8% per year over the same period.

The share of exports to the US has declined from 8.5% in 2000-01 to only 3.5% in 2007-08. This reflects both a surge in growth in exports to other countries, such as India and China, combined with a decline in exports to the US, which largely reflects a fall in beef exports. Beef exports to the US have fallen following a ban on US

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beef exports to Japan and Korea due to a case of BSE (mad cow disease) in the US. This has increased domestic supply in the US. As a consequence of the ban, US market share in these two countries has fallen, to be largely replaced with Australian product.

The major destinations for Queensland’s exports in recent years are outlined in the following table:

Queensland’s Major Overseas Markets for Exports of Goods(a)

(% of total at current prices)

	2005-06	2006-07	2007-08(p)
North Asia Total	53.4	52.1	50.6
South Korea	11.3	11.0	10.5
China	7.8	7.7	6.9
Japan	27.7	26.0	25.6
Taiwan	5.6	6.4	6.7
Hong Kong	0.9	0.9	0.8

South Asia Total	16.0	16.3	17.1
Indonesia	2.3	2.3	2.3
PNG	1.1	1.1	1.4
Singapore	1.2	1.1	1.2
India	8.2	7.8	8.2
Malaysia	1.3	1.6	1.6
Thailand	1.2	1.4	1.2

North America	4.5	5.1	4.1
Canada	0.4	0.6	0.6
US	4.1	4.6	3.5

European Union	14.8	15.3	15.5
New Zealand	2.6	2.7	2.7
Brazil	2.1	2.0	2.0
Other	6.7	6.6	8.0
	100.0	100.0	100.0

Notes:
(a)	Shares calculated net of non-monetary gold.
(p)	Preliminary
Source:	ABS, unpublished foreign trade data, September 2008.

Imports

The nominal value of Queensland’s overseas merchandise imports rose by 18.4% to total $31.8 billion in 2007-08. The strong rise in the value of merchandise imports was driven by strength in the domestic economy and the high A$.

In 2007-08, imports of petroleum and related products accounted for over 40% of the rise in the value of Queensland’s merchandise imports. The price of crude oil (West Texas Intermediate) rose by 52.7% in year-average terms in 2007-08. The strength of the mining sector led the rise in the value of machinery and transport equipment imports, to total $8.0 billion, which accounted for over a quarter of the growth in total merchandise imports. Imports of road motor vehicles also contributed strongly to growth, accounting for 13.1% of the total increase.

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Growth in the value of chemical imports contributed modestly to overall merchandise import growth in 2007-08, rising to $1.4 billion. Growth in live animals, food, beverages and tobacco imports during the year accounted for a modest 1.3% of total merchandise imports growth.

The value of Queensland’s imports in recent years is outlined in detail in the following table:

Overseas Imports of Goods and Services, Queensland

($ million at current prices)

	2005-06	2006-07	2007-08(p)
Import Categories(a)
Live animals, food, beverages & tobacco	737.3	901.9	967.9
Mineral fuels, petroleum and lubricants	5,601.0	5,495.0	7,548.3
Chemicals	1,244.5	1,296.6	1,411.0
Road motor vehicles	4,701.2	5,321.5	5,965.2
Other machinery and transport equipment	6,073.1	6,693.6	7,988.2
Other manufactured goods	4,567.1	5,130.5	5,652.8
Other	1,500.4	1,986.5	2,222.8
Total overseas imports of goods	25,007.0	26,784.0	31,724.0

Tourism	1,766.0	1,935.0	2,218.0
Other services	5,838.0	6,473.0	6,996.0
Total overseas imports of services	7,604.0	8,408.0	9,214.0

TOTAL OVERSEAS IMPORTS OF GOODS AND SERVICES	32,611.0	35,192.0	40,938.0

Notes:
(p)	Preliminary.
(a)	Based on the Standard International Trade Classification (SITC3).
Source:	ABS, unpublished foreign trade data, September 2008, Queensland State Accounts.
Note:	Amounts have been rounded to the nearest hundred thousand. Consequently, amounts may not add to rounded totals.

Employment and Income

Queensland’s population broke the 4 million barrier in September quarter 2005, and has continued to grow strongly since then, reaching 4,253,236 persons by the end of March 2008. Over the five years to March 2008, the State’s population increased at an average annual growth rate of 2.3%, compared with 1.4% in the rest of Australia.

During the five year period to 2007-08, Queensland’s labour force increased by 16.6%. The State’s labour force participation rate, while remaining consistently higher than that in the rest of Australia throughout the period, increased by an accumulated 2.1 percentage points over the five years to 2007-08 to an historic high of 67.1%.

Employment growth in Queensland was 2.8% in 2007-08, higher than the growth rate recorded in the rest of Australia (2.7%) for the seventh consecutive year. Over the five years to 2007-08, employment in Queensland increased by 21.0% compared with 11.2% in the rest of Australia. As a result, Queensland created 373,900 new jobs, equating to 30.6% of all jobs created in Australia over the period. The following table shows changes in Queensland’s employment by industry over the past five years.

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Employed Persons by Industry, Queensland

	2002-03	2007-08	% Change 2002-03 to 2007-08	% Share of Total Employment 2007-08
	(‘000)	(‘000)
Agriculture, Forestry and Fishing	95.0	81.9	-13.7	3.8
Mining	18.4	38.1	107.1	1.8
Manufacturing	182.8	197.9	8.2	9.2
Electricity, Gas and Water	11.9	19.2	60.6	0.9
Construction	148.0	233.3	57.7	10.8
Wholesale and Retail Trade	369.2	419.3	13.6	19.5
Accommodation, Cafes and Restaurants	97.0	109.4	12.8	5.1
Transport and Storage	82.2	114.3	39.1	5.3
Communication Services	27.6	31.8	15.1	1.5
Finance and Insurance Services	46.0	55.5	20.8	2.6
Property and Business Services	189.6	250.5	32.1	11.6
Government Administration	88.3	97.9	11.0	4.5
Community Services (Education and Health)	300.2	371.3	23.7	17.2
Recreation, Personal and Other Services	128.3	133.6	4.1	6.2

TOTAL(a)	1,784.3	2,153.9	20.7	100.0

Note:
(a)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match the year average of aggregate monthly estimates of employed persons.
Note:	Due to rounding, amounts may not add to totals.
Source:	ABS Cat. No. 6291.0.55.003

Queensland’s year average unemployment rate was 3.7% in 2007-08, down from 4.0% in the previous year (rest of Australia 4.4% and 4.7% respectively), and representing a 34-year low. Queensland’s unemployment rate was below the unemployment rate in the rest of Australia for the fourth consecutive year in 2007-08. This substantial improvement in Queensland’s unemployment rate reflects the fact that growth in employment over recent years outpaced labour force growth.

Prices

The Brisbane consumer price index “CPI” rose 4.1% in 2007-08, compared with an inflation rate of 3.3% in 2006-07. The CPI for Australia rose 3.4% and 2.9% respectively in the same two periods.

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Income

Average weekly earnings and household income per capita in Queensland are below the Australian average. The most recent figures available are given below:

Measures of Income

State	Household Income per Capita 2007-08	Average Weekly Earnings 2007-08
	$	$
Queensland	42,190	826.3
New South Wales	47,512	911.4
Victoria	46,378	857.5
South Australia	41,816	799.1
Western Australia	48,255	970.7
Tasmania	39,229	768.6
Australia	45,944	878.9

Source:	ABS Cat. No. 5220.0 and 6302.0

Queensland recorded growth in average weekly earnings of 2.7%, compared with 4.0% nationally in 2007-08.

Wages Policy

Historically, wages in Australia have been strongly influenced by both federal and state-based Industrial Relations Commissions and their predecessors. Through a process of (at times compulsory) conciliation and arbitration, these bodies established “awards” which set minimum wages and conditions across a wide range of industries and occupations.

The Australian Labour Party held office at the federal government level from 1983 to 1996. A central component of its industrial relations policy was the Prices and Incomes Accord, an agreement between the Australian Government and the Unions’ peak body, the Australian Council of Trade Unions (ACTU). From 1983 to 1991, the wage fixing system was highly centralised. In an effort to foster growth in GDP and employment, real wages were constrained with some compensation provided in non-wage forms, such as the provision of a free universal health care system.

Since 1991, the focus of wages policy has shifted to the enterprise level. Enterprise agreements have been pursued to allow more flexible and productive workplace-based arrangements. The emphasis has changed from across-the-board wage increases flowing to most employees throughout the economy, to differentiated wage increases at the workplace level, in exchange for productivity improvements. Aggregate wage outcomes have remained moderate during the transition to a more decentralised system, enabling an economic environment of low inflation and strong employment growth.

Enterprise bargaining has become widely accepted in Australia since its introduction in October 1991 and has gradually replaced the Award system of centralised wage-fixing as the dominant method of structured wages negotiation in Australia. As of June 2006, 1.2% of Australian workers were covered by collective agreements, making it the most common type of wage-setting agreement. In comparison, 39.8% of workers were covered by individual agreements with only 19% covered by awards only.

In 1999, the Queensland Government enacted the Industrial Relations Act 1999, which applied to the estimated 70% of employees in Queensland who were covered by the State industrial relations system. It was

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estimated that approximately 55% of employees in Queensland were covered by State awards and agreements. Passage of the Federal Government’s WorkChoices amendments to the Workplace Relations Act 1996 (Cwth) in 2006 has reduced coverage of the State industrial relations jurisdiction to around 40% of the State’s workforce, with around one-third of these employees (13%) being employed in the State public sector.

The Australian Labour Party formed government following the federal election held on 24 November 2007. Although the new Federal Government’s policies provide for an increase in collective bargaining, it is not expected that the progressive transition to a more decentralised system will be substantively altered.

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PRINCIPAL SECTORS OF THE QUEENSLAND ECONOMY

The following table shows the main components of Queensland and Australia’s industry gross value added.

Queensland/Australian Gross Product-Major Industry Sectors(a)

(Chain Volume Measures, 2007-08)

Sector	Queensland	Australia	Queensland as a % of Australia
	($ millions)	($ millions)
Agriculture, forestry and fishing	5,466	25,085	21.8
Mining	20,403	82,650	24.7
Manufacturing	18,331	106,776	17.2
Services(b)	147,706	785,866	18.8

TOTAL	191,906	1,000,377	19.2

Notes:
(a)	Based on industry gross value added. Gross value added refers to the value of output at basic prices minus the value of intermediate consumption at purchasers’ prices. Basic prices valuation of output removes the distortion caused by variations in the incidence of commodity taxes and subsidies across the output of individual industries.
(b)	Includes general government and ownership of dwellings.
Source:	ABS Cat. No. 5220.0

Mining

Over the past decade, the mining sector of Queensland’s economy has provided a strong stimulus to State growth. Queensland has large reserves of coal, bauxite, gold, copper, silver, lead, zinc, nickel, phosphate rock and limestone currently being mined, and largely unexploited resources of magnesite, oil shale, uranium, tin, mineral sands, clay and salt.

In 2007-08, Queensland accounted for 24.7% of the nation’s total mining output, slightly above the 10 year average. Currently, Queensland is the second largest contributor of any state or territory to Australia’s total mining output. In 2007-08, Queensland’s mining industry accounted for 10.6% of the State’s total industry gross value added.

The Queensland mining industry is a major export earner and makes a substantial contribution to capital investment, direct and indirect employment, and regional development. Mining also provides a base for a number of the State’s leading value-added industries.

Coal remained Queensland’s most significant mineral produced in 2006-07 (latest data available), accounting for 60.5% of Queensland’s total mineral production by value.

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The value of minerals produced in Queensland and the quantities of selected minerals produced from 2002-03 to 2006-07 are shown in the following tables.

Queensland Mineral Production—Value ($ millions)

Mineral	2002-03	2003-04	2004-05	2005-06	2006-07
Black coal(a)	7,452	6,454	10,347	17,432	15,925
Copper concentrate	1,246	2,793	1,707	1,616	4,258
Gold Bullion(b)	294	387	315	386	447
Bauxite	212	232	263	284	279
Lead Concentrate(c)	772	520	1,356	1,015	1,417
Crude Oil	79	94	143	212	122
Zinc Concentrate	826	805	903	1,930	2,868
Natural Gas	381	380	469	352	361
Other	625	595	519	565	NA

TOTAL	12,227	12,260	16,022	23,788	26,337

Notes:
(a)	Value of production does not include transport or handling costs or other by products such as coke or briquettes.
(b)	Includes alluvial gold.
(c)	Includes a significant component of silver.
Source:	Queensland Department of Mines and Energy.

Queensland’s Principal Mineral Production—Volumes

Mineral	2002-03	2003-04	2004-05	2005-06	2006-07
Black coal (‘000t)	153,602	160,062	172,666	175,774	181,257
Copper concentrate (‘000t)	1,242	1,654	1,329	1,474	1,285
Gold Bullion (kg)(a)	38,154	39,922	34,845	27,526	32,951
Bauxite (‘000t)	11,251	12,071	13,798	16,013	17,229
Lead Concentrate (‘000t)(b)	680	756	804	804	535
Zinc Concentrate (‘000t)	1,389	1,386	1,540	1,587	1,341
Crude Oil (megalitres)	387	425	418	419	240
Natural Gas (gigalitres)	5,411	5,255	4,766	3,170	3,080

Notes:
(a)	Includes alluvial gold.
(b)	Includes a significant component of silver.
Source:	Queensland Department of Mines and Energy.

Coal

In 2006-07, coal remained Queensland’s most significant mineral commodity, accounting for 60.5% of Queensland’s mineral production by value. In 2006-07, the quantity of coal produced rose by 3.1% to total 181.3 million tonnes. The decline in the value of coal production (down 8.6%) to $15.9 billion was due lower average coal export prices in A$ terms over the year.

Coal is also Queensland’s leading export commodity, with the value of exports totalling $13.1 billion in 2007-08 (this excludes coal exports which have been confidentialised by the Australian Bureau of Statistics, such as pulverised coal injection coal exports). In 2007-08, the value of non-confidentialised coal exports accounted for around 37.1% of Queensland’s total merchandise exports by value. According to data from the Department of Mines and Energy, coal export tonnages declined 1.1% over the financial year, largely reflecting the impact of flooding in the Bowen Basin in early 2008.

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Copper

In 2006-07, the quantity of copper concentrate produced in Queensland decreased by 12.8% to total 1.3 million tonnes. However, the year average value of copper production increased significantly by 163.5% over the same time period.

Gold

The value of gold produced increased by 15.8% in 2006-07, to $447 million, led by a 19.7% rise in the volume of gold produced in the year.

Bauxite

Bauxite is mined in the north of Queensland with indicated reserves of approximately 3 billion tonnes. The Weipa deposit in northern Queensland is the largest known bauxite deposit in the world.

The value of Queensland’s bauxite production fell by 1.8% in 2006-07 to $279 million, despite a 7.6% rise in the quantity of bauxite produced during the year, as the world price of bauxite declined in the year.

Lead and Zinc

In Queensland, the value of lead produced rose by 39.6% in 2006-07, to total $1,417 million, despite volumes declining 33.5%, as world prices of lead rose significantly in the year.

Similarly, the value of zinc concentrate production increased substantially by 48.6% during the year to total $2,868 million, based on substantial increases in world prices. The quantity of zinc concentrates production decreased by 15.5% in 2006-07, to 1,341 kilo tonnes.

Crude Oil and Natural Gas

The value of crude oil produced in Queensland decreased by 42.5% in 2006-07, reflecting a 42.7% decrease in the production volume of crude oil. The value of natural gas produced rose by 2.6% in 2006-07, with the volume of natural gas production declining 2.8%.

Agriculture

The agriculture, forestry and fisheries sector in Queensland accounted for around 2.8% of Queensland’s industry gross value added and for around 21.8% of Australia’s total agricultural production in 2007-08. The bulk of Queensland’s agricultural production has traditionally been exported, providing a significant contribution to Queensland’s foreign earnings.

In 2007-08, around 65.5% of the gross value of Queensland’s agricultural production was derived from four products—beef, sugar, grain and cotton, each of which is produced primarily for export.

Queensland also produces tropical and citrus fruits, tobacco, rice, cotton, vegetables, timber, peanuts, oilseeds, eggs and dairy products, principally for domestic markets.

In 2007-08, Queensland’s gross value of agricultural production declined an estimated 6.0%, to $8.9 billion, but remained higher than the levels seen in 2004-05 and 2005-06.

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The following table presents figures on the gross value and volume of agricultural commodities produced in Queensland over the five years to 2007-08.

Queensland’s Major Agricultural Commodities

Value and Volume of Production

	2003-04	2004-05	2005-06	2006-07	2007-08
Gross Value ($m)
Slaughtering and other disposals	3,553	4,152	4,125	4,360	4,035
Cattle and calves	3,071	3,631	3,607	3,816	3,440
Poultry	207	223	223	239	300
Pigs	206	235	230	237	220
Sheep	57	50	49	45	60
Sugar cane for crushing	779	917	963	1,122	750
Wool (shorn)	97	124	106	115	120
Cereals for grain	557	475	455	429	970
Horticulture(a)	1,522	1,435	1,856	2,462	1,855
Dairying (total whole milk production)	228	217	218	207	255
Cotton	346	419	359	121	110
Other	582	528	627	716	865
Total	7,664	8,267	8,709	9,532	8,960

Volume of Production
Beef and veal (‘000 tonnes)	979	1,050	1,057	1,110	1,042
Sugar cane (‘000 tonnes)	33,553	35,290	35,298	33,755	32,452
Wool (‘000 kg)	17,128	19,045	18,558	15,928	12,284
Wheat (‘000 tonnes)	1,110	1,170	1,218	777	977
Cotton lint (‘000 tonnes)	145	249	214	69	40

Note:
(a)	Vegetables, fruits and nuts, and grapes.
Sources:	ABS, Cat. No. 7112.0, 7215.0, 7502.0, 7111.0, Australian Sugar Yearbook 2008.

The performance of Queensland’s agricultural production weakened in 2007-08. Production values of the State’s major agricultural products declined over the year. In particular, the 33.2% fall increase in sugar cane for crushing, combined with a 24.7% fall in the value of horticulture contributed largely to the overall decline in the total value of agricultural production. In contrast, the value of cereals for grain and dairy increased 126.1% and 23.2% respectively.

Commodity prices for many of Queensland’s major agricultural exports increased in 2007-08. In year average terms, the export price of sugar, wheat, wool and cotton increased, while world prices of beef decreased.

Meat and Poultry

The production of meat declined 6.1% in 2007-08. This weaker export performance reflects the return to normal seasonal conditions in Northern Queensland, with substantial summer rains encouraging farmers to re-stock. In addition, the associated good pasture growth and high feed grain prices have resulted in cattle moving back to be grass-fed, delaying the cattle supply in the second half of the year.

Grains

Queensland wheat production increased strongly in 2007-08, from 750 kilotonnes to 977 kilotonnes as did the production of grain sorghum which increased from 933 kilotonnes to around 2,727 kilotonnes. The total value of Queensland’s cereals for grain production increased to $970 million in 2007-08.

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Sugar

Australia is the world’s second largest exporter of raw sugar and Queensland accounts for 92.7% of Australian production.

Queensland’s sugar cane production for crushing was 32.5 million tonnes in 2007-08. The value of sugar cane production declined 33.2% in 2007-08, due to a decline in the price of sugar cane over the year.

Wool

The volume of wool produced in Queensland declined by 22.9% to 12.3 kilotonnes in 2007-08. Higher global levels of sheep stock have placed downward pressure on world wool prices.

Other Primary Industries

Timber-Based Industries

The Queensland Department of Primary Industry and Fisheries estimated that forestry production in Queensland totalled $570 million in 2007-08. Demand for wood is largely determined by demand for the construction of new dwellings and alterations and additions to existing dwellings. Most timber plantations in Queensland are softwood, almost all of which is owned by the State Government.

Fisheries

The Queensland Department of Primary Industries and Fisheries estimated that fisheries production in Queensland totalled $345 million in 2007-08. In value terms, fisheries production remained around 2006-07 levels. Trawl operations constitute 33.6% of the fisheries output (in value terms), with the remaining portion sourced from non-trawl and aquaculture activities respectively.

Manufacturing

In 2007-08, the manufacturing sector accounted for 9.6% of Queensland’s industry gross value added. Queensland’s share of Australia’s total manufacturing output increased to 17.2% in 2007-08, up from 12.5% ten years earlier.

Historically, manufacturing in Queensland was developed to service and process the State’s agricultural and mineral resources. It is estimated that approximately two-thirds of manufacturing in Queensland is related to processing, servicing or the provision of machinery and equipment involved in the agricultural and mining sectors. In common with most industrialised nations, the relative importance of manufacturing has declined in favour of service-based industries over time.

In the past, Australia’s border protection policy (primarily tariffs and quotas) has imposed costs on Queensland’s industries without off-setting benefits. The winding back of protection has benefited the manufacturing industry in the State, in part because of its beneficial impact on mining and agriculture.

In 2006-07 (the latest available data), almost half of the manufacturing industry’s turnover was accounted for by two sub-sectors: food, beverages and tobacco (23.1%) and metal products (28.0%). Queensland’s manufacturing turnover increased by 9.8% in the same financial year, with growth recorded in all sub-sectors.

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Growth in manufacturing output is shown in the following table:

Queensland Manufacturing Industry Turnover by Sub-sector(a)

	2005-06	2006-07	Annual Growth
	($ million)	($ million)	(%)
Subsector
Food, beverages and tobacco	15,209	16,218	6.6
Textile, clothing, footwear and leather	1,181	994	-15.8
Wood and paper products	3,021	3,487	15.4
Printing, publishing and recorded media	2,669	1,177	-55.9
Chemical, petroleum and coal products	11,789	NA	NA
Non-metallic mineral products	2,874	3,943	37.2
Metal products	14,923	19,649	31.7
Machinery and equipment	9,436	10,778	14.2
Miscellaneous manufacturing	2,871	NA	NA

TOTAL TURNOVER	63,973	70,257	9.8

Note:
(a)	Latest available data.
Note:	Figures are rounded to the nearest hundred thousand. Consequently, figures may not add to the total.

Source: ABS Cat. No. 8221.0

Overseas exports of Queensland’s manufactured goods, including processed minerals and metals, totalled $7.0 billion in 2007-08. Manufactured exports overseas rose by 13.4%, following a 12.6% increase in 2006-07. An increase in the value of manufactured goods exports in 2007-08 largely reflected strong global demand for base metals.

Services

Transport

Queensland has 15 trading ports, most of which are equipped with bulk handling facilities for the major products of their respective regions. In addition, Queensland has two community ports and a number of non-trading ports located at regular intervals from Maryborough in the south-east to Burketown in the north-west. The Queensland railway network encompasses nearly 10,000 kilometres of track, which includes the electric main railroad line and heavy haul lines serving the major coal mines in Central Queensland.

Competition has been introduced into rail freight with the privately owned Pacific National now active in Queensland competing alongside the government owned Queensland Rail. Rail freight operators also compete with road haulage companies for Queensland’s freight task. Commodities which are moved substantially by rail include coal and minerals. Substantial amounts of containerised freight are hauled by both rail and road.

The Queensland road network, extending approximately 182,000 kilometres, is constantly being upgraded and extended to maintain its safety and viability.

Queensland has four international airports as well as a large network of commercial domestic airports and private airfields. Brisbane airport is the third busiest in the country behind Sydney and Melbourne. While growth is based predominantly on tourism, the increase in flights has provided a variety of non-tourism related business opportunities.

Communications

Queensland is served on a State-wide basis by the national postal system and a number of major telecommunications companies. Two-way satellite communications are available in remote areas, providing education and other services to isolated residents. The State has a widespread non-commercial television network principally operated by the Australian Broadcasting Corporation and the Special Broadcasting Service. In

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addition, three commercial television networks and a community television station operate within the State. Queensland also has a widespread cable and satellite pay television service in operation, while broadband internet services are available in all major centres across the State.

Construction

The Queensland building and construction industry directly provided 10.8% of employment in the State during 2007-08.

Dwelling investment in Queensland declined 0.4% in 2007-08, but remained at a high level. In comparison, dwelling investment nationally increased by 1.5% in 2007-08. However, strong population growth and a buoyant labour market will continue to support demand for house construction in Queensland going forward.

Private non-dwelling construction in Queensland rose by 8.3% in 2007-08, after rising by 20.1% in 2006-07. Strong global demand for Queensland’s resource exports and high world commodity prices boosted corporate profitability and encouraged strong growth in engineering construction related to mining and other trade related industries. Further, solid growth in the domestic economy, household incomes and a rapidly increasing population have encouraged growth in construction of commercial and industrial property related to sectors such as education, business, retail and transport and storage.

Tourism

Tourism accounted for an estimated 5.8% of overall GSP in the State in 2003-04 (latest available data). The success of tourism in Queensland is to a great extent attributable to certain natural advantages such as a favourable climate for vacations and one of the finest arrays of natural attractions in Australia, including the Great Barrier Reef and its islands, hundreds of kilometres of beaches, large wilderness areas, mountain panoramas, national parks, the tropical north, the Darling Downs, and the outback.

South of Brisbane is the Gold Coast, Australia’s largest and most popular resort area. The Gold Coast is famous for its 32 kilometres of beaches which provide facilities for surfing, water-skiing, fishing, cruising, and a variety of other sporting activities. West of the coast, the rugged rainforest-covered slopes of the MacPherson Range extend the Gold Coast’s appeal to include mountain climbing, bushwalking, horse riding, national parks, waterfalls, and panoramic views. The Gold Coast’s natural attractions have been supplemented by developments including extensive canal developments, theme parks and internationally-recognised restaurants and entertainment venues.

The Great Barrier Reef is a major attraction for both domestic and international tourists, and resorts have been developed on islands and centres on the coast. In all, there are more than 20 resort islands located off the Queensland coast. The waters of the Great Barrier Reef offer some of the best fishing in the world, and Cairns has become an international centre for big-game fishing, notably for black marlin. The Whitsunday Coast, on the mainland near the Whitsunday group of islands, has developed in the last decade in response to the increasing popularity of the Great Barrier Reef and its islands. The area offers reef and island holidays with daytrips and extended cruises to places of interest.

Queensland’s tourism services exports (including overseas and interstate tourism) fell by 3.6% in 2007-08, after rising 8.3% in 2006-07. Overseas tourism exports fell 2.3% in 2007-08 and exports of interstate tourism declined 4.4% over the same period. This largely reflects the impact of high petrol prices on car travel relative to air travel, combined with higher A$ exchange rates.

A number of hotel and resort projects, valued at almost $2.6 billion, are already under construction, committed or under consideration in Queensland. Some of the projects under construction include:

•	Coomera Waters Resort, Gold Coast;

•	Pelican Waters, residential resort, hotel and golf course, Caloundra and;

•	Volante, a 5-star tourist resort, Port Douglas.

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FINANCIAL RELATIONSHIP WITH THE COMMONWEALTH OF AUSTRALIA

Prior to 1927, each State and the Commonwealth undertook borrowings on their own behalf, both domestically and in overseas financial markets. Limitations in the size of the capital markets and the inherent competition between the States and the Commonwealth led to an agreement in 1927, recognising that it was in the interests of all to cooperate when borrowing in these markets. This agreement, known as the Financial Agreement, established the Australian Loan Council to determine and coordinate the public borrowings of the Commonwealth and the State Governments.

The Financial Agreement does not bind the many bodies set up under Commonwealth or State statutes, such as central borrowing authorities, local governments, government owned corporations and other statutory bodies, which may enter the market directly and issue stock either in their own names or through a central borrowing authority. Until June 1984, borrowings by these semi-government authorities and local governments were controlled by the Loan Council under what was known as the Gentlemen’s Agreement, which had no legal status. From 1984 until 1993, borrowing arrangements for these authorities were determined by reference to the Global Approach, which imposed aggregate quantitative controls (global limits) on borrowing by Commonwealth and State authorities.

The Financial Agreement also established the State Government’s Loan Council Program (the “Loan Program”) to provide a mechanism by which the Commonwealth borrowed on behalf of the States for the purpose of financing capital expenditure. The rationale for this coordinated approach was that funds could be raised for the States on more favourable terms than if States individually undertook their own borrowings.

Until the early 1970s the Loan Program was the main source of funds for capital expenditure by the States. However, States found it necessary to rely increasingly on borrowing by semi-government authorities to fund capital expenditures. Most States established central borrowing authorities (such as Queensland Treasury Corporation) to co-ordinate the borrowings of semi-government authorities, which were monitored in the framework of the Global Approach. Over the last 20 years of its existence, the Loan Program consisted of both a loan component and a grant component. During the 1980s, the loan component was primarily concessional loans for public housing. After 1989-90, the Loan Program consisted solely of general purpose capital grants, which have since been abolished.

Until 1990-91, under the Financial Agreement, the Commonwealth Government undertook borrowings in the market in its own name and then on-lent the funds to the States. The Loan Council determined the terms and conditions of all loans raised by the Commonwealth on behalf of the States as well as the terms and conditions for loans raised by the Commonwealth for its own use. States were unrestricted in their use of these funds as they were directly substitutable for direct general purpose borrowings by the States in their own names in the market.

The June 1990 Loan Council meeting agreed that the States would progressively take over responsibility for the debt issued by the Commonwealth on their behalf under the Financial Agreement, and that the Financial Agreement would be amended to permit the States to borrow in their own names in domestic and overseas markets.

This debt has now been fully taken over by the States and Territories. The Loan Council decision has also meant that from 30 June 1990 there have been no additional allocations of Commonwealth Government securities to the States and Territories.

Overall, these new arrangements replace Commonwealth debt to the private sector with State and Territory debt; they do not alter the financial position of the public sector as a whole. They do, however, represent a significant structural reform in Commonwealth-State financial relations. They place full responsibility on the States and Territories for the financing and managing of their own debt, thereby subjecting the fiscal and debt management strategies of individual State Governments to greater scrutiny by the community and financial markets.

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From 1993-94, new Loan Council monitoring and reporting arrangements have applied to the financing activities of Commonwealth and State Governments. The new arrangements were endorsed in principle at a special Loan Council meeting in Perth in December 1992 and were approved for implementation at the July 1993 Loan Council meeting.

The major feature of the new Loan Council arrangements is the switch in focus from gross borrowings to an aggregate based on net borrowings as indicated by a jurisdiction’s deficit/surplus. The rationale for the switch in focus from global limits to an aggregate based on the deficit/surplus as a measure of the financing requirement is that the Global Approach focussed on gross new borrowings by jurisdictions rather than their net call on financial markets; the latter is a more meaningful indicator of the impact of the public sector on the economy.

Under the new Loan Council arrangements the Commonwealth and each State and Territory is responsible for nominating its intended allocation, known as the Loan Council Allocation (“LCA”), and is based on its net borrowings adjusted to reflect certain transactions which may have the characteristics of borrowings but do not constitute formal borrowings (for example finance and operating leases).

Loan Council considers the appropriateness of nominated LCAs from two perspectives: firstly, if the aggregate of the nominated LCAs is inconsistent with macroeconomic policy objectives there may need to be some adjustment. The nature of any adjustment and its allocation across governments would be negotiated by Loan Council members. Important considerations in these negotiations would be the comparative fiscal circumstances, infrastructure requirements and capital needs of particular governments. Secondly, if Loan Council has concerns about the fiscal outlook for a jurisdiction it may require a more comprehensive justification for its proposed LCA or, in some cases, may request the government to modify its fiscal strategy. This should occur only rarely.

The emphasis of the new arrangements is on credible budgetary processes, ensuring a high level of public understanding of public sector financing developments and facilitating increased financial market scrutiny, rather than on Loan Council attempting to enforce rigid compliance with a particular LCA. The new arrangements are supported by uniform and more comprehensive arrangements for the reporting of public sector finances. These are designed to meet the needs of the markets for accurate and meaningful information about the level of net borrowings.

For 2007-08, the Queensland LCA Outcome was a deficit of $10,460 million. This deficit reflects a high level of investment in infrastructure by the general government and public non-financial corporations sectors and the impact of investment returns well below the long term rate of 7.5%.

Commonwealth Grants

Since World War II, the Commonwealth has acted as the sole income taxing authority, and annual general revenue grants have been paid by the Commonwealth to the States. The Commonwealth also has exclusive constitutional power to impose excise duty, a goods and services tax and customs duty. The Commonwealth raises no wealth taxes, estate or gift duties. The States impose payroll taxes, stamp duties and land taxes, and local governments impose taxes based on the rateable value of real property.

At the 1985 Premiers’ Conference it was agreed that tax sharing arrangements then in operation should be replaced by financial assistance grants to the States. The Commonwealth Grants Commission continued to make recommendations for the distribution of these general purpose payments on the basis of the principle of horizontal fiscal equalisation. This principle requires State governments to receive funding such that, if each made the same effort to raise revenue from its own sources and operated at the same level of efficiency of service delivery, each would have the capacity to provide services to the same standard. The level of financial assistance granted to the States was decided in the context of the annual Premiers’ Conference with the Commonwealth.

Financial assistance grants were paid in addition to specific purpose payments (SPPs), which are grants provided by the Commonwealth to the States for specified purposes or with conditions attached. Although SPPs have existed for much of the period since federation, their importance as a form of Commonwealth grant has increased significantly since the 1970s.

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At the 1994 Premiers’ Conference, financial arrangements were adopted to apply a real per capita guarantee to the total amount of financial assistance grants over the three year period from 1994-95 to 1996-97. Subsequent Conferences confirmed this guarantee until 2000-2001. Application of the guarantee was overtaken by the introduction of the Commonwealth’s Goods and Services Tax on 1 July 2000 and the associated reform of Commonwealth-State financial relations.

Commonwealth-State Relations under National Tax Reform

The introduction of a Goods and Services Tax (GST) was the cornerstone of national tax reform introduced by the Commonwealth Government on 1 July 2000. The reforms include significant changes to Commonwealth-State financial relations. All Australian governments signed an Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations (IGA).

The main features of the IGA include:

•

the provision to the States of all revenue from the GST, a broad-based growth tax. The principle of horizontal fiscal equalisation was endorsed as the method for distributing GST revenue amongst the States;

•	the abolition of financial assistance grants to the States;

•

the abolition of a number of State taxes. In Queensland’s case, this includes the abolition of nine taxes over the period 2001 to 2011 in order to improve the overall efficiency of the national taxation system;

•	the commitment from the Commonwealth to continue to provide SPPs to the States, with a declaration that it has no intention of cutting aggregate SPPs as part of the reform process set out in the IGA.

In 2007-08, GST revenue represented 27% of Queensland Government revenue, while SPPs represented 22%.

A New Reform Agenda

On 26 March 2008, the Council of Australian Governments agreed to implement a new framework for federal financial relations. The focus of the new framework is on significantly reducing Commonwealth prescriptions on service delivery by the States, in conjunction with clearer roles and responsibilities and outcomes-based public accountability.

The main features of the new framework include:

•

a significant reduction of the number of SPPs, without reducing the overall level of payments. SPPs (which currently number more than 90) will be rationalised into five or six broader SPPs supported by new national agreements in the areas of healthcare, early childhood development and schools, vocational education and training; disabilities services; and affordable housing;

•

a significant reduction in the conditions imposed on SPPs by the Commonwealth through a change in focus towards agreement on service outcomes that represent the improvement in the well-being of Australians, without stipulating precisely how the States achieve the outcomes or deliver services;

•	greater funding certainty to the States, with the new national agreements to be ongoing with periodic reviews to ensure the maintenance of funding adequacy and the relevance of objectives;

•	the provision of National Partnership payments by the Commonwealth to the States to support the delivery of specified projects and facilitate or reward reforms; and

•	the continued provision of all GST revenue to the States.

The details of the new framework, to be enshrined in a new intergovernmental agreement, are currently under negotiation for the framework’s commencement from 1 January 2009.

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QUEENSLAND GOVERNMENT FINANCES

State Budgetary Strategy

Budget Process

The Budget for each fiscal year is normally presented by the Treasurer to the Legislative Assembly in June prior to the commencement of the fiscal year, and incorporates details of estimated actual revenue and expenditures in the current fiscal year and budgeted revenue and the expenditure of moneys in the next and following three fiscal years. Approval for the raising of revenue is provided under various Acts of Parliament while Parliament approves of expenditure in Appropriation Acts (of which there are four each year).

In an early Budget year (i.e. a June Budget), the major Appropriation Acts are passed by Parliament in about August/September and approve expenditure for the next financial year (i.e. the Budget year). These Acts also approve an aggregate amount of expenditure sufficient to provide for the normal services of Government for the first few months of the next succeeding financial year until the Bill receives assent. There is one Act for the Legislative Assembly and one for all other agencies. The minor Appropriation Acts are passed early in the fiscal year and validate expenditure variations from the previous financial year (the variations having already been approved by the Governor in Council). When the Budget is delivered in September (late Budget), however, two Appropriation Acts (one for Legislative Assembly and one for other agencies) are passed by Parliament in about November/December and provide appropriation for:

•	the current fiscal year;

•	supplementary appropriation for the previous fiscal year for unforeseen expenses that occurred in that fiscal year; and

•	initial appropriation for the succeeding fiscal year to allow normal operations of Government to continue until the Appropriation Bills gain assent.

Policy Settings for the 2008-09 Budget

The policy settings used to develop the 2008-09 State Budget were guided by continued adherence to the Charter and the Government’s key policy priorities. Specifically, the 2008-09 State Budget detailed the Queensland Government’s strategies to manage its finances, deliver quality services and secure growth and prosperity through productivity growth.

Queensland’s economic growth outlook is positive with gross state product forecast to rise by 4 1/4% in 2008-09, and again exceed growth nationally. Investment by the business and public sector combined is forecast to exceed 25% of gross state product and boost the productive capacity of the economy.

Labour market conditions in the State are forecast to remain solid in 2008-09. Employment growth of 2 1/2% is expected with growth in economic activity shifting further away from labour-intensive domestic sector toward the more capital-intensive trade sector. Labour force growth is forecast to match employment growth, leading to the average unemployment rate remaining around a three-decade low of 3 3/4%.

Inflation is expected to ease slightly from 4.1% in 2007-08 to 3 1 /2% in 2008-09, with lower domestic food prices and global commodity prices (such as oil) placing downward pressure on consumer price inflation. Growth in wages (as measured by Wage Price Index) is forecast to remain strong in 2008-09, rising a further 4 1/4% following 4.2% growth recorded in 2007-08.

Historically, Queensland has maintained a very strong fiscal position relative to the other Australian States and continues to maintain a strong balance sheet.

The Government has embarked on a significant capital expenditure program to enhance the State’s infrastructure. In April 2005, the Government released the South East Queensland Infrastructure Plan and

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Program, outlining its priorities for regionally significant infrastructure over a 20-year planning horizon (2005-2026) particularly in the areas of roads, transport, health and education. This Infrastructure Plan was updated in 2008 such that it now envisions more than $107 billion of infrastructure over the coming 18 years.

State taxes and charges will remain competitive with those of other States and Territories. Therefore, the aim is to deliver the level of services expected by the public at the lowest possible cost. This will be achieved by improving the efficiency with which the Government delivers services and by continued fiscal restraint.

Fiscal Strategy

The Charter outlines the Government’s fiscal strategy, and is an integral part of the Government’s commitment to the community. The fiscal strategy principles have been framed to meet a number of objectives, with the overriding requirement to maintain the integrity of the State’s finances. These key principles are detailed below:

•	Competitive tax environment

The Government will maintain a competitive tax environment for business development and jobs growth by ensuring that State taxes and charges remain competitive with the other States and Territories;

•	Affordable service provision

The Government will ensure that its level of service provision is sustainable by maintaining an overall General Government operating surplus, as measured in Government Finance Statistics terms;

•	Capital investment

Borrowings or other financial arrangements will only be undertaken for capital investments and only where these can be serviced within the operating surplus, consistent with maintaining a AAA credit rating;

•	Managing financial risk

The Government will ensure that the State’s financial assets cover all accruing and expected future liabilities of the General Government sector; and

•	Building the State’s net worth

The Government will at least maintain, and seek to increase, Total State Net Worth.

The fiscal principles establish the basis for sustainability of the Government’s policies. Essentially, they require over the long term that the services provided by the Government be funded from tax and other revenue sources. The principles are supported by an accrual budgeting framework, which recognises future liabilities and highlights the full cost of sustaining the Government’s operations on an ongoing basis.

The principles recognise the importance of a strong financial position for the State. A State government, because of its more limited tax base, does not have the same capacity as a national government to cushion economic and financial shocks. At the same time, State governments have a responsibility to provide continuity of services, such as health care, police and education.

The principles recognise intergenerational equity in government service delivery and taxation. Broadly, each generation should pay for the services it consumes. It would not be equitable for the present generation to leave a debt for services they enjoyed, to be paid for by future generations. Conversely, future generations should pay for that part of the services they consume from long life assets, such as infrastructure.

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Policy Priorities and Objectives

The Government has identified seven key policy priorities that it seeks to achieve for Queenslanders, regardless of where they live in the State. The priorities complement one another and the services or outputs provided by agencies generally contribute to more than one priority.

These seven key policy priorities provide the framework for specifying policy and service delivery across all portfolio areas for the longer term. The seven key policy priorities are set out below:

1.	Growing a diverse economy and creating jobs;

2.	Realising the Smart State through education, skills and innovation;

3.	Managing urban growth and building Queensland’s regions;

4.	Improving health care and strengthening services to the community;

5.	Protecting our children and enhancing community safety;

6.	Protecting the environment for a sustainable future; and

7.	Delivering responsive government.

The Government has articulated a range of specific initiatives consistent with these key policy priorities. Implementing these is a key feature of the 2008-09 Budget. In addition, there is increased funding across a range of areas to enhance existing Government services.

In September 2008, the Queensland Government announced revised plans and priorities for the future with the launch of Towards Q2—Tomorrow’s Queensland. Towards Q2 is framed around five ambitions:

Strong—Creating a diverse economy powered by bright ideas

Green—Protecting our lifestyle and environment

Smart—Delivering world class education and training

Healthy—Making Queenslanders Australia’s healthiest people

Fair—Supporting caring communities

It is anticipated that future Budgets will be framed around these ambitions and associated targets.

Reporting on Social and Fiscal Outcomes

An important part of government accountability is the requirement to publish regular, informative reports on the outcomes of the Government’s activities against previously announced objectives. The Charter details the reports and information the Government will provide on its performance against its objectives for the community and its financial commitments.

In April 2008, the Government tabled its eighth annual report on the efficiency and effectiveness of its activities in meeting its objectives for the community during 2006-07. This report, Priorities in Progress, is part of a process by which the Government is becoming increasingly accountable to its community stakeholders, not just for money spent but for the outcomes achieved. Priorities in Progress endeavours to provide Queenslanders with information on the outcomes of the priorities outlined in the Charter.

The annual Priorities in Progress report represents a significant step forward in terms of public sector accountability. Nevertheless, the Government recognises that the outcome indicators used will need to be further refined and developed. This will be an ongoing process, with the direct involvement of key stakeholders, that will improve the ability to measure the effectiveness of initiatives and policies in meeting the community’s needs.

Future outcomes reports will be framed around the revised plans and priorities contained in Towards Q2—Tomorrow’s Queensland.

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Operating Statement

2007-08 Outcome

On a Uniform Presentation Framework (UPF) basis, the General Government sector returned an operating deficit of $1.559 billion and a cash deficit of $4.922 billion.

The 2007-08 operating outcome is $564 million lower than that estimated at the time of the 2008-09 Budget. The decrease in the operating position primarily reflects the impact of investment returns being lower than estimated at Budget. The underlying net operating balance, excluding the impact of investment returns varying from the long term rate, was a surplus of $339 million, $67 million higher than budgeted.

Queensland has financial assets set aside to meet future employee and other obligations. These funds are invested with the Queensland Investment Corporation (QIC) and, while the assumption is that these funds earn a long-term average rate of 7.5%, the actual returns have fluctuated from year to year.

While returns on these investments are not available for other purposes, movements in investment returns have had a significant impact on the General Government net operating balance.

To minimise this, the Government has transferred the assets to the Queensland Treasury Corporation (QTC) in exchange for a debt instrument that earns the General Government sector 7.5% per annum. Given QTC sits outside of the General Government sector, the transfer allows Queensland to reduce the earnings volatility from the General Government sector net operating balance. Instead, QTC will bear the investment return volatility of the assets invested with QIC.

The transfer has no impact on the current governance or investment arrangements with the investments continuing to be managed by QIC.

This transfer is intended to improve the legibility of the General Government sector accounts as the net operating balance is no longer significantly impacted by movements in investment returns. Standard and Poor’s and Moody’s ratings agencies have advised that this transaction will have no impact on the State’s credit rating.

Table 1 below provides aggregate outcome information for 2007-2008 and projections for 2008-2009.

Table 1

Key Financial Aggregates

(UPF Basis)

	2006-07 Actual	2007-08 Estimated Actual	2007-08 Actual	2008-09 Budget
	$ million	$ million	$ million	$ million
General Government Sector:
Revenue	31,981	32,276	31,430	36,582
Expenses	30,125	33,271	32,989	35,772

Net operating balance	1,855	(995)	(1,559)	809
Cash surplus/(deficit)	2,350	(3,547)	(4,922)	(1,970)
Purchases of non-financial assets	4,418	5,223	5,716	6,651
Net worth	117,831	123,095	155,178	128,563
Public Non-Financial Corporations Sector:
Net operating balance	824	1,177	1,274	604
Purchases of non-financial assets	6,363	8,756	8,132	9,985

2008-09 Budget Projections

A surplus of revenue over operating expenses of $54 million is expected in 2008-09 for the General Government Sector. The Total State net operating result for 2008-09 is expected to be a deficit of approximately $213 million.

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Revenue

General Government revenue is forecast to increase by $5.633 billion (17.9%) from the 2007-08 actual to $37.063 billion in 2008-09. The increase in revenue is largely driven by substantial increases in contract prices for coking and thermal coal, in conjunction with a revised royalty regime, along with increased Commonwealth grants and interest income.

Commonwealth grants, together with taxation, are the principal forms of revenue for the State, accounting for around 70% of budgeted General Government revenue.

Expenses

In UPF terms, General Government expenses are forecast to increase by $4.020 billion over the 2007-08 actual to $37.009 billion in 2008-09. The increase in expenditure relative to 2007-08 primarily relates to moderate increases in wages, the implementation of service enhancements across key service delivery agencies, including those for which funds are received from the Australian Government, and recurrent expenditure in support of the capital program.

Balance Sheet

Table 2 below provides data on the State’s capital program and net worth.

Table 2

2007-08 Capital Program and Balance Sheet Results

and 2008-09 Budget Projections

(UPF Basis)

	2006-07 Actual	2007-08 Estimated Actual	2007-08 Actual	2008-09 Budget
	$ million	$ million	$ million	$ million
Purchases of Non-Financial Assets:
General Government Sector	4,418	5,223	5,716	6,651
Public Non-Financial Corporations	6,363	8,756	8,132	9,985
Non-financial Public Sector[1,2]	10,635	13,979	13,865	16,637
Net Worth:
General Government Sector (Total State)[3]	117,831	123,095	155,178	128,563
Incorporating Equity Investment in:
Public Non-Financial Corporations	20,648	18,138	19,988	18,807
Public Financial Corporations Sector	1,934		1,564

Notes:
1.	Under present Loan Council Uniform Presentation Framework arrangements, budget and forward estimate data are not required for Public Financial Corporations, due to the difficulties in preparing robust projections of activity. No capital expenditure is assumed for this sector.
2.	Purchases of non-financial assets comprises expenditure on new and second-hand fixed assets, plus land and intangible assets. Fixed assets are durable goods intended to be employed in the production process for longer than a year. It also includes expenditure on mineral deposits, timber tracts and similar non-reproducible tangible assets, and expenditure on intangible assets such as patents and copyrights. Purchases of non-financial assets differs from the total State capital program reported in Budget Paper No. 3 due to capital grants being included in the Capital Works Program.
3.	As no budget data are collected for Public Financial Corporations, the forecast net worth assumes that PFC net worth (equity investment for which is held by the State, and recorded in the General Government Sector) remains constant.

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The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.

Net worth of the General Government sector for 2007-08 grew by $37.347 billion over the 2006-07 actual net worth. This growth reflects a comprehensive revaluation of road infrastructure assets which was not factored into 2008-09 Budget estimates. In the Public Non-Financial Corporations sector net worth was $20.648 billion in 2006-07. It decreased to $19.988 billion in 2007-08 and is forecast at $18.807 billion in 2008-09.

Net Financial Assets

The net financial assets measure is an indicator of financial strength. Net financial assets are defined as financial assets less all existing and accruing liabilities. Financial assets include cash and deposits, advances, financial investments, loans, receivables and equity in public enterprises.

The net financial assets measure is broader than the alternative measure, net debt, which measures only cash, advances and investments on the assets side and borrowings and advances on the liabilities side. Because of its comprehensive nature, the net financial assets measure is more appropriate in an accrual accounting framework.

The net financial assets of the General Government sector reflect the cumulative impact of sound fiscal policies and mean the State is fully capable of meeting all its current and recognised future obligations, without recourse to material adjustments in fiscal policy settings.

After excluding the value of equity investments of public enterprises, financial assets in the General Government sector are still more than sufficient to meet all the liabilities of the sector. Accordingly, the financial position of the State remains very strong, with sufficient financial assets available to meet liabilities as they fall due, in accordance with the requirements of the Government’s Charter.

Queensland has consistently pursued sound long-term fiscal policies such as funding employee superannuation and long service leave entitlements. The strong balance sheet and high levels of liquidity in the General Government Sector clearly demonstrate the success of these policies.

Capital Program

On a UPF basis, the General Government’s purchases of non-financial assets in 2007-08 was $5.716 billion, compared with the budgeted figure of $5.463 billion. This record level of expenditure for the sector was mainly in the areas of transport, health, education and housing. These purchases have been primarily funded by borrowings.

The 2008-09 capital program announced in the Budget is the largest ever undertaken in nominal terms and includes a significant investment in water infrastructure and the continuation of the South East Queensland Infrastructure Plan and Program (SEQIPP), as well as a number of other new capital investments. Capital outlays in 2008-09 are estimated to be $17 billion.

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Forward Estimates

Table 3 below provides a summary of the State’s Forward Estimates on a UPF basis.

Table 3

Key Financial Aggregates (Summary)

(UPF Basis)

	Revised 2008-09	Projected 2009-10	Projected 2010-11	Projected 2011-12
	$ million	$ million	$ million	$ million
General Government Sector:
Revenue	37,063	37,348	38,762	40,896
Expenses	37,009	37,472	38,847	40,804
Net operating balance	54	(124)	(85)	92
Cash surplus/deficit	(3,013)	(3,286)	(2,007)	(1,782)
Purchases of non-financial assets	7,094	6,903	5,956	5,424
Net worth	160,386	163,664	167,229	171,355
Public Non-Financial Corporations Sector:
Net operating balance	622	638	840	1,349
Purchases of non-financial assets	10,001	7,779	5,891	5,152

The key trends in these projections are:

•

The General Government sector is budgeting for a modest surplus in 2008-09, with deficits forecast for 2009-10 and 2010-11, primarily as a result of reduced estimates of taxation revenue associated with a moderation of the economic outlook and reduced GST revenue. The Budget position is expected to return to surplus in 2011-12 as a result of measures announced in the Major Economic Statement on 9 December 2008, including efficiency improvements and taxation measures.

•

State tax revenue is expected to continue to grow in the outyears due to factors such as economic and population growth, although at a slower rate than in recent years. The forward estimates forecast moderate growth in funding from the Commonwealth, following on from a substantial increase in Commonwealth funding in 2008-09 as a result of new arrangements for Specific Purpose Payments and National Partnership Payments, and also slower growth in GST;

•

Expenses are also forecast to grow, reflecting growth in service delivery to meet increased demand and the implementation of a range of service developments and initiatives, with a particular focus on the areas of health, disability services, housing, child safety and education and training. Much of this growth over the 2008-09 Budget estimate is the result of increased Commonwealth funding for service delivery enhancements;

•

Cash deficits are forecast over the forward estimates period, reflecting Queensland’s significant planned capital program. Over the period 2008-09 to 2011-12, the General Government sector is expected to invest $25.377 billion in capital; and

The General Government sector’s net worth is forecast to grow, consistent with the Government’s Charter of Social and Fiscal Responsibility.

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REPORT OF THE AUDITOR-GENERAL OF QUEENSLAND

The books, accounts and financial records relating to the Public Accounts of Queensland prepared by the State Treasury Department, for the years 1989-90 through 2007-2008 inclusive and Queensland Treasury Corporation for the years 1989-90 through 2007-2008 inclusive have been audited in accordance with recognised professional Australian Auditing Standards and practices and the relevant provisions of the Financial Administration and Audit Act 1977 (Queensland legislation governing State financial administration and practice).

Audit Certificates were subsequently provided to the Legislative Assembly of Queensland that, inter alia, all explanations and information required had been obtained in respect of these audits and that, in the opinion of the Auditor General, the various financial statements had been properly drawn up so as to present a true and fair view of transactions for the financial years concerned and the position of the accounts at the close of the respective years. There were no material audit qualifications to these accounts for any of the periods referred to with the exception of the Queensland Treasury Corporation financial statements for the periods 1 July 1989 to 30 June 1990 and 1 July 1990 to 30 June 1991. These qualifications related to the validity of specific significant assumptions and the outcome of certain litigation which, having been resolved, did not materially impact upon the accounts of Queensland Treasury Corporation for the subsequent years and accordingly an unqualified opinion was given in respect of these subsequent years.

In relation to the Income Statement, Statement of Cash Flows, Statement of Changes in Equity and the Balance Sheet of the Queensland Treasury Corporation for the year ended 30 June 2008 set out in the Queensland Treasury Corporation Annual Report for 2007-2008, I hereby certify that these Statements are an accurate reproduction of the financial statements duly certified in accordance with paragraph two of this Report and, in my opinion, have been properly drawn up so as to show a true and fair view of the transactions of the Corporation for the periods shown and the financial position of the Corporation as at 30 June 2007 and 30 June 2008.

Dated 11 December 2008

Val Manera

Acting Auditor General of Queensland

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